Filed by Rockwell Collins, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Rockwell Collins, Inc.

Subject Company: B/E Aerospace, Inc.

SEC File No.: 0-18348

Date: October 23, 2016

Rockwell Collins Acquisition of B/E Aerospace and Fiscal Year 2016 Results October 23, 2016

2 Safe Harbor Statement This presentation contains statements, including statements regarding certain projections, business trends, and the proposed acquisition of B/E Aerospace that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the financial condition of our customers and suppliers, including bankruptcies; the health of the global economy, including potential deterioration in economic and financial market conditions; adjustments to the commercial OEM production rates and the aftermarket; the impacts of natural disasters and pandemics, including operational disruption, potential supply shortages and other economic impacts; cybersecurity threats, including the potential misappropriation of assets or sensitive information, corruption of data or operational disruption; delays related to the award of domestic and international contracts; delays in customer programs, including new aircraft programs entering service later than anticipated; the continued support for military transformation and modernization programs; potential impact of volatility in oil prices, currency exchange rates or interest rates on the commercial aerospace industry or our business; the impact of terrorist events on the commercial aerospace industry; changes in domestic and foreign government spending, budgetary, procurement and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services; reliability of and customer satisfaction with our products and services; potential unavailability of our mission-critical data and voice communication networks; unfavorable outcomes on or potential cancellation or restructuring of contracts, orders or program priorities by our customers; recruitment and retention of qualified personnel; regulatory restrictions on air travel due to environmental concerns; effective negotiation of collective bargaining agreements by us, our customers, and our suppliers; performance of our customers and subcontractors; risks inherent in development and fixed-price contracts, particularly the risk of cost overruns; risk of significant reduction to air travel or aircraft capacity beyond our forecasts; our ability to execute to internal performance plans such as restructuring activities, productivity and quality improvements and cost reduction initiatives; achievement of ARINC integration and synergy plans as well as our other acquisition and related integration plans; continuing to maintain our planned effective tax rates; our ability to develop contract compliant systems and products on schedule and within anticipated cost estimates; risk of fines and penalties related to noncompliance with laws and regulations including compliance requirements associated with U.S. Government work, export control and environmental regulations; risk of asset impairments; our ability to win new business and convert those orders to sales within the fiscal year in accordance with our annual operating plan; and the uncertainties of the outcome of lawsuits, claims and legal proceedings, risk that one or more closing conditions to the acquisition of B/E Aerospace, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of B/E Aerospace and Rockwell Collins may not be obtained; risk of unexpected costs, charges or expenses resulting from the proposed acquisition of B/E Aerospace; uncertainty of the expected financial performance of the combined company following completion of the proposed acquisition of B/E Aerospace; failure to realize the anticipated benefits of the proposed acquisition of B/E Aerospace, including as a result of delay in completing the proposed transaction or integrating the businesses of Rockwell Collins and B/E Aerospace; risk to the ability of the combined company to implement its business strategy; risk of an occurrence of any event that could give rise to termination of the merger agreement; risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

Strengthens Rockwell Collins’ position as a leading supplier of cockpit and cabin solutions Increases scale and establishes new growth platform Diversifies and balances portfolio across OEM, airline and aftermarket Enhances ability to integrate cabin products, smart network technologies and connectivity solutions Projected run-rate pre-tax cost synergies of ~$160 million with meaningful revenue synergy upside Expect double-digit accretion to earnings per share in first full fiscal year and combined 5-year free cash flow in excess of $6 billion(1) Integration led by proven management team 3 Transformative & Complementary Combination Free cash flow is a non-GAAP measure and is calculated as Cash Provided by Operating Activities from Continuing Operations less Property Additions. The non-GAAP free cash flow information is believed to be useful to investors' understanding and assessment of the Company's ongoing operations.

Transaction Terms Timing/ Approvals Subject to shareowner approval by both companies Estimated close in the spring of 2017, upon completion of regulatory approvals and other customary conditions Next Steps B/E Aerospace will operate as a new segment within Rockwell Collins with Werner Lieberherr and B/E’s strong management team running the segment Detailed merger integration planning ongoing to achieve smooth transition post transaction close Rockwell Collins to purchase B/E Aerospace for $6.4 billion ($62.00 per share) in cash and stock, plus the assumption of $1.9 billion in net debt B/E Aerospace shareowners receive consideration of $34.10 per share in cash and $27.90 in shares of Rockwell Collins common stock for each B/E Aerospace share they own, subject to a collar(1) B/E Aerospace shareowners are expected to own ~20% of Rockwell Collins following completion of the transaction 4 Transaction Summary The consideration to be paid to B/E Aerospace shareowners will be subject to a collar with the number of shares of Rockwell Collins common stock to be issued based on the volume weighted average closing price of Rockwell Collins common stock for the 20 trading days ending on the day prior to closing. If the volume weighted average price of Rockwell Collins common stock during this period is above $89.97, the stock portion of the consideration will be fixed at 0.3101 shares of Rockwell Collins common stock for each share of B/E Aerospace, and if it is below $77.41 per share, the stock portion of the consideration will be fixed at 0.3604 shares of Rockwell Collins common stock for each share of B/E Aerospace.

Rockwell Collins

Strategic and Financial Rationale

Continues Strategy to Transform Portfolio	• Broadens offering to current customers in known market channels • Strengthens and balances portfolio mix • Reduces impact of business jet OE market • Additional growth platform
Franchise business	• Leading positions in served markets • High visibility backlog • Reputation for innovation, quality and on-time delivery • Strong airline relationships
Creates significant shareowner value	• Expected to generate pre-tax run-rate synergies of ~$160 million • Accelerating free cash flow • Expect double-digit accretion to earnings per share in first full fiscal year • Meaningful revenue synergies create upside to business case
Low execution risk	• Cost synergies are clear and achievable • Common customer base, including OEMs, airlines and lessors • Werner Lieberherr will run new aircraft interior systems segment • Leverages recent ARINC integration success
Optimal capital allocation	• Preserves solid investment grade rating • Attractive credit markets • Enhances long-term value creation • Retain dividend payout of ~25% of net income

© 2016 Rockwell Collins. All rights reserved.

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Leading provider of highly engineered aviation certified interior aircraft products Blue-chip customer base of airlines, commercial and business jet OEMs, aircraft completion centers and leasing companies High quality backlog provides multi-year revenue visibility Large installed base of ~$12 billion drives aftermarket demand Strong cash flow generation 6 B/E Aerospace Business Overview 2015 revenue composition By customer base By market By segment Aftermarket 40% Business jet 23% Commercial aircraft 77% Line fit 60% OEMs 20% Airlines 80%

B/E Aerospace Commercial Aircraft Segment

Key Products

Seating



- Product line leader with strong shares in first, business, premium economy and main cabin seating
- Record high-quality seating products backlog
- Won ~40 to 50% of business class and main cabin awards and orders over past two years

Galley Inserts



- Product line leader in food and beverage preparation and storage equipment ("Galley Inserts") - refrigerators, chillers, freezers, beverage makers, water boilers and a broad range of ovens
- Won ~85% of galley inserts awards and orders over past two years

Oxygen & PSU Systems



- Supplier of passenger oxygen for all Airbus and Boeing platforms currently in production (B737, B787, B777, B747, A320, A330, A350 and A380) and in development (B737 MAX, B777X, A320 NEO and A330 NEO)

Interior Structures



- Aircraft interior design, engineering, manufacturing, integration, configuration and certification expertise
- Boeing 737 Spacewall modular lavatory systems
- Airbus A350 galley systems

© 2016 Rockwell Collins. All rights reserved.

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B/E Aerospace Business Jet Segment Super First Class Suites Interior Lighting Systems Business Jet Seating Product line leader in bespoke custom super first class cabins Recently awarded ~$260 million program for high-end suites which will set a new industry standard 75% share of current installed base of super first class products Product line leader in all major seating categories including business jet, VIP aircraft and civilian helicopter Product line leader in direct and indirect overhead lighting systems for business jet cabins Strong positions for Boeing 737 and Boeing 737 MAX cabin lighting Retrofit lighting on B737, B757, B767 and B777 aircraft Key Products 8

9 Complementary Portfolio of Avionics, Aircraft Interiors, Connectivity & Support Services Expanded solutions throughout the aircraft

COL Combined Government Air Transport Business, Regional, Civil Helo Information Management Services Airline Civil Aftermarket Government OEM Information Management Services International U.S. Weighted toward the Commercial Air Transport market Strengthens aftermarket mix Balances U.S. and International customer base 10 Diversifies Portfolio Markets Channels Geography

Revenues(1) EBITDA(2) $ in billions $ in billions 11 Pro Forma Pro Forma Strong Pro Forma Financial Profile Trailing 12 months as of September 30, 2016. Trailing 12 months as of September 30, 2016. Refer to the non-GAAP reconciliation on slide 21. $2.86 $5.26 $8.12 $0.61 $1.25 $1.86

Combination benefits Projected pre-tax run-rate cost synergies of ~$160 million (~$125 million after tax) Additional conforming purchase accounting benefits of ~$60 million to $90 million per year for 6 years Sources of cost synergies Corporate costs/headquarters consolidation Low cost country manufacturing Supply chain IT systems and engineering Sales and customer support Estimated one-time cost to achieve synergies of ~$120 million 12 Generates Meaningful and Achievable Cost Synergies

Continued R&D investment Capital expenditures ~3.0 to 3.5% of sales Invest in growth Repay debt Committed to solid investment grade rating Near term focus on debt reduction Expect to delever to below 3x debt/EBITDA within two years Continue shareowner friendly capital deployment Retain dividend payout of ~25% of net income Limited share repurchases to offset dilution until capital structure goals realized (~2.0 to 2.5 debt/EBITDA) Investments in Growth Capital Structure Shareowners 13 Near-Term Capital Deployment

Rockwell Collins Fourth Quarter and Full Year Earnings Results

(in millions, except EPS amounts) 15 4th Quarter FY 2016 Results 133.2 131.5 4Q FY15 4Q FY16 Diluted Average Shares Outstanding 1% decrease $1.38 $1.58 4Q FY15 4Q FY16 EPS from Continuing Operations 14% increase $184 $208 4Q FY15 4Q FY16 Income from Continuing Operations, net of taxes 13% increase $1,384 $1,445 4Q FY15 4Q FY16 Sales 4% increase

(1) Includes a $28 million after-tax, or 21 cent earnings per share, restructuring charge primarily related to headcount actions the company has taken as a result of certain challenging market conditions, particularly in business aviation. 16 Twelve Month FY 2016 Results (in millions, except EPS amounts) $694 $727 (1) FY15 FY16 Income from Continuing Operations, net of taxes 5% increase $5,244 $5,259 FY15 FY16 Sales $5.19 $5.50 FY15 FY16 EPS from Continuing Operations 6% in crease $749 $723 FY15 FY16 Operating Cash Flow from Continuing Operations 3% decrease

This financial guidance is based on stand-alone expectations for Rockwell Collins and does not contemplate the separately announced acquisition of B/E Aerospace. Free cash flow is a non-GAAP measure and is calculated as Cash Provided by Operating Activities from Continuing Operations less Property Additions. The non-GAAP free cash flow information is believed to be useful to investors' understanding and assessment of the Company's ongoing operations. FY 2017 Rockwell Collins Stand-Alone Guidance(1) Total Sales $5.3 Bil. to $5.4 Bil. Total Segment Operating Margins ~21% Cash flow from operations Capital expenditures Free cash flow(2) $800 Mil. to $900 Mil. ~$200 Mil. $600 Mil. to $700 Mil. Research & Development Investment $900 Mil. to $950 Mil. Full Year Income Tax Rate 28% to 29% 17

18 Revenue Synergy Opportunities OEM Interiors Military Interiors Airline Relationships Aftermarket Integrated Digital Aircraft

Strengthens Rockwell Collins’ position as leading supplier of cockpit and cabin solutions Increases scale and establishes new growth platform Diversifies and balances portfolio across OEM, airline and aftermarket Enhances ability to integrate cabin products, smart network technologies and connectivity solutions Projected run-rate pre-tax cost synergies of ~$160 million with meaningful revenue synergy upside Expect double-digit accretion to earnings per share in first full fiscal year and combined 5-year free cash flow in excess of $6 billion(1) Integration led by proven management team 19 Transformative & Complementary Combination Free cash flow is a non-GAAP measure and is calculated as Cash Provided by Operating Activities from Continuing Operations less Property Additions. The non-GAAP free cash flow information is believed to be useful to investors' understanding and assessment of the Company's ongoing operations.

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Non-GAAP Financial Information The Non-GAAP EBITDA information included on slide 11 is believed to be useful to investors’ understanding and assessment of the combined Company. The Company does not intend for the information to be considered in isolation or as a substitute for the related GAAP measures. The table below explains the EBITDA calculation in more detail for the twelve-month period from October 1, 2015 through September 30, 2016. 21 ($ in billions) 12 months ended 9/30/2016 Rockwell Collins B/E Aerospace Pro Forma Income from continuing operations before income taxes $ 0.94 $ 0.43 $ 1.37 Interest expense 0.06 0.09 0.16 Depreciation and amortization 0.25 0.08 0.34 Earnings before interest, taxes depreciation and amortization (EBITDA) $ 1.25 $ 0.61 $ 1.86

22 Legends No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information and Where to Find It In connection with the proposed transaction, Rockwell Collins will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) for the stockholders of B/E Aerospace and Rockwell Collins to be filed with the SEC, and each will mail the Joint Proxy Statement/Prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Rockwell Collins and/or B/E Aerospace may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY ROCKWELL COLLINS OR B/E AEROSPACE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus (when available) will be mailed to stockholders of Rockwell Collins and B/E Aerospace. Investors and security holders will be able to obtain free copies of Joint Proxy Statement/Prospectus and other documents filed with the SEC by Rockwell Collins and/or B/E Aerospace through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Rockwell Collins with the SEC on Rockwell Collins’ internet website at http://www.rockwellcollins.com or by contacting Rockwell Collins’ Investor Relations at Rockwell Collins, 400 Collins Rd. NE, Cedar Rapids, IA 52498 or by calling (319) 295-7575. Investors and security holders will also be able to obtain free copies of the documents filed by B/E Aerospace with the SEC on B/E Aerospace’s internet website at http://www.beaerospace.com or by contacting B/E Aerospace’s Investor Relations at B/E Aerospace, Inc., 1400 Corporate Center Way, Wellington, FL or by calling (561) 791-5000. Participants in the Solicitation Rockwell Collins, B/E Aerospace, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Rockwell Collins is contained in Rockwell Collins’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on December 16, 2015, and Rockwell Collins’ Current Report on Form 8-K filed with the SEC on April 29, 2016. Information regarding the directors and executive officers of B/E Aerospace is contained in B/E Aerospace’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 28, 2016. These documents can be obtained free of charge from the sources indicated above.